UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

CRYOPAK ANNOUNCES OFFER TO AMEND CONVERTIBLE LOAN AGREEMENT

VANCOUVER, B.C. – OCTOBER 31, 2003 - Cryopak Industries Inc. (TSX V: CII; OTC BB: CYPKF) today announced that it has commenced an offer to the holders of the Company’s outstanding $3.6 million convertible loan agreement (CLA) to amend and restate the CLA.  The CLA matured on June 7, 2003 and the Company was unable to repay the outstanding debt or accrued interest.

The Company has reached an agreement with ICSOS S.A. of Geneva, Switzerland to the proposed amendments of the CLA.  ICSOS was the party of record under the original CLA and represents parties holding approximately a 40% interest in the CLA.  The offer is being made to the remaining holders with an interest in the CLA on the same terms.

The terms of the amended CLA will be substantially the same as those of the existing CLA except that the principal amount will be increased to reflect accrued but unpaid interest, the reduction of the conversion price to $0.80 in the first year and $1.25 in the second year and the extension of the maturity date to June 7, 2005.

Completion of the amendment is subject to regulatory and other approvals and is conditional upon a minimum overall acceptance of the amended terms by holders representing not less than 80% of the outstanding dollar amount of the CLA.  The offer is initially due to expire on November 21, 2003 unless extended by the Company.

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.667.2532.

Cryopak Industries Inc. trades on both the TSX Venture Exchange and the OTC Bulletin Board (TSX-V:CII and OTCBB:CYPKF).

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

October 31, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position